UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

STANLEY BLACK & DECKER, INC.
(Exact name of the registrant as specified in its charter)

Connecticut	001-05224	06-0548860
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1000 Stanley Drive
New Britain, Connecticut	06053
(Address of Principal Executive Offices)	(Zip Code)

Donald Allan, Jr.	860-225-5111
(Name and Telephone Number, Including Area Code, of the Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure
A copy of Stanley Black & Decker, Inc.’s Conflict Minerals Report for the year ended December 31, 2017 is provided as Exhibit 1.02 hereto and is publicly available at www.stanleyblackanddecker.com/investors under the Financial Information section.

Section 2 - Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STANLEY BLACK & DECKER, INC.
(Registrant)

By:	/s/ Donald Allan, Jr.
Donald Allan, Jr.
Executive Vice President and Chief Financial Officer

Date:	May 22, 2018

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